December 21, 2011

VIA EDGAR & FEDEX
Mr. David R. Humphrey
Accounting Branch Chief, Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, DC 20549
U.S.A.

Re:       Elbit Systems Ltd. (the “Company,” “Elbit Systems” or “We”)
Form 20-F for the year ended December 31, 2010
Filed March 15, 2011
File No. 000-28998

Dear Mr. Humphrey:

Set forth herein is our response to the comment contained in the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 7, 2011, with respect to our Form 20-F referenced above. A courtesy copy of this letter is being sent to the Staff via courier. For your convenience, we have reprinted the Staff’s comment below prior to our response.

Form 20-F for the year ended December 31, 2010
Financial Statements, Note 18, Taxes on Income, F. Deferred Income Taxes, page F-51

We note the significant reduction in your valuation allowance recorded during fiscal 2010.  Please describe, supplementally and in detail, the events and circumstances that resulted in this reduction and explain how your accounting complies with GAAP. As a related matter, please identify the location of your related disclosures in MD&A and/or elsewhere throughout the filing.

Response:

The following supplemental information is provided in response to the Staff's comment noted above.  As detailed below, during 2010, we recorded changes in the valuation allowance as a result of our assessment of (1) whether we were more likely than not to realize deferred tax assets related to carry-forward net operating losses ("NOLs") and (2) temporary differences.  These carry-forward NOLs and temporary differences relate mainly to two of our Israeli subsidiaries: Elbit Systems EW and SIGINT – Elisra Ltd. (formerly Elisra Electronic Systems Ltd.) ("Elisra") and Tadiran Communications Ltd., which in 2008 was merged into Elbit Systems Land and C4I – Tadiran Ltd. (currently known as Elbit Systems Land and C4I Ltd. ("Tadiran").

Elbit Systems Ltd.   Advanced Technology Center, P.O.B 539, Haifa 31053, Israel
Tel.: 972-4-8316404.    Fax: 972-4-8316944.    Email: j.gaspar@elbitsystems.com    Website: www.elbitsystems.com

The following table summarizes the key changes in the applicable period in our valuation allowance:

	December 31,
Entity	2010	2009
	(US$ in thousands)
Elisra	$0	$16,668
Tadiran	0	16,424
Other	160	1,684
Total valuation allowance	$160	$34,776

Elisra

As indicated above, a significant portion of the change in valuation allowance relates to reversal of valuation allowance recorded in previous years with respect to Elisra's Israeli carry-forward NOLs and temporary differences. Out of the four possible sources of taxable income described in ASC 740-10-30-18, the only source relevant to Elisra is "Future taxable income exclusive of reversing temporary differences and carry-forwards". We note that this taxable income source is a subjective source of income and therefore requires an assessment of all available evidence. We advise the Staff that we have considered all available evidence, both positive and negative, in order to determine, based on the weight of that evidence, that it was appropriate at December 31, 2010 to reduce the valuation allowance for Elisra's deferred tax assets in accordance with ASC 740-10-30-16 to 25. The evidence included, among other things:
(i)	Elisra's history of losses. Through December 31, 2008, Elisra had incurred losses from its operations (excluding a one-time non-recurring gain in 2008).
(ii)
Elisra's transition to profitability. Elisra had pre-tax income from its operations in each of the years ended December 31, 2009 and December 31, 2010. As of December 31, 2010, Elisra had three-year cumulative pre-tax income amounting to approximately $25.1 million. Further, it should be noted that we concluded that reduction of the valuation allowance at December 31, 2009 was inappropriate, since that was the first year Elisra had pre-tax income from its operations and, after weighing all positive and negative evidence, there was insufficient positive evidence to conclude that it is more likely than not that the deferred tax asset will be realized.

(iii)
In 2010, Elisra satisfied all its covenants to banks (the covenants are related to performance and advance payment guarantees issued to Elisra's customers), some of which covenants were not met in 2008 and 2009.

(iv)	Elisra's actual results met its annual operating plan/budget in the last two consecutive years ended December 31, 2010. This supported our ability to reasonably rely on our assumptions.
(v)
Elisra's firm backlog at December 31, 2010 was approximately $760 million, an increase of 22% and 36% compared with 2009 and 2008, respectively. This backlog supported Elisra's projections for future taxable income and indicated earnings in the foreseeable future (within the next five years) that may be a source of taxable income to utilize against NOLs.

(vi)	In 2011, Elisra continued to realize its deferred income tax asset.

Elbit Systems Ltd.   Advanced Technology Center, P.O.B 539, Haifa 31053, Israel
Tel.: 972-4-8316404.    Fax: 972-4-8316944.    Email: j.gaspar@elbitsystems.com    Website: www.elbitsystems.com

In evaluating the need for a valuation allowance, considering the above positive evidence and the fact that at December 31, 2010 it outweighed all negative evidence, we concluded it was more likely than not that future taxable income would be available for Elisra to utilize its net operating losses; thus supporting the appropriateness of reversal of the valuation allowance. As noted in the table above, reversal of the valuation allowance related to Elisra's deferred tax assets amounted to approximately $16.7 million.

We refer the staff to Item 5 (Operating and Financial Review and Prospects) in our 2010 Form 20-F, under our discussion of the "2010 Compared to 2009", "Taxes on Income", where we noted that our effective tax rates and provision for taxes in 2010 were affected by the reversal of the valuation allowance, which was partly offset by the changes in the balances of deferred tax assets of Elisra: "Taxes on income in 2010 included an amount of approximately $10 million related to the first recognition of deferred tax assets for prior years' losses in one of our subsidiaries".

Tadiran

Another substantive attribute in our assessment is related to accounting for deferred income taxes, which we recorded in April 2007 at the time we consummated a business combination to acquire the remaining ordinary shares of Tadiran (previously held 42% by us). As part of the acquisition's purchase price allocation, a deferred tax liability of approximately $36.4 million was recorded in respect of intangible assets acquired. In 2010, we discovered that we:
(i)	applied inaccurate tax rates to derive the deferred tax liability in respect of intangible assets at the acquisition date, resulting in an overstatement of the amount by $15.4 million; and
(ii)
did not record a corresponding deferred tax asset with respect to carry-forward NOLs and temporary differences up to the amount of the deferred tax liability which was available to offset the above-mentioned unrecorded deferred tax assets.

As a result of our assessment of the above identified error, we reduced the valuation allowance previously recorded by approximately $16 million in accordance with ASC 740, with a corresponding reduction in goodwill recognized from the business combination. We refer the Staff to Note 11(D), "Goodwill and Other Intangibles Assets", in our consolidated Financial Statements, where we noted the adjustment to the goodwill amount as a result of the abovementioned analysis as follows: "In 2010, the Company adjusted deferred income taxes related to previous acquisitions made during 2007".

With respect to a correction of an error dating back to our 2007 consolidated Financial Statements, we assessed whether the error correction was material to the prior periods and decided to record these changes as of January 1, 2010 in our current year consolidated financial statements. We evaluated the impact of the tax and goodwill adjustments on current (2010) and prior periods in accordance with the guidance of SAB 108, using the method identified in SAB 108 for evaluating the materiality of the misstatements ("Iron Curtain Approach" and "Rollover Approach"), from both quantitative and qualitative perspectives. From a quantitative perspective we came to a conclusion that the adjustment mainly affected our balance sheet (deferred tax liability and goodwill, as we stated in Note 11(D) to our consolidated Financial Statements as of December 31, 2010) and was less than 1% of total liabilities and total assets at December 31,

Elbit Systems Ltd.   Advanced Technology Center, P.O.B 539, Haifa 31053, Israel
Tel.: 972-4-8316404.    Fax: 972-4-8316944.    Email: j.gaspar@elbitsystems.com    Website: www.elbitsystems.com

2007, 2008, 2009 and 2010. Also, the effects on our net income and diluted earnings per share, due to changes in deferred income tax balances derived from the change in tax rates used to determine the deferred tax liability at the acquisition date, and the amortization of such deferred tax liability in respect of intangible assets, were significantly less than 5% in each of the years 2007, 2008, 2009, and 2010; and the effect would have increased (decreased) net income and diluted earnings per share in such periods by 1.52%, (1.86%), (0.73%) and (2.29%), respectively.

From a qualitative perspective, we also considered the following:
•	Whether the misstatement arises from an item that can be precisely measured or is an estimate
We concluded that the related items noted above involve some level of estimation but are not considered highly subjective items. We performed a detailed review of the assumptions and data used to derive the effective tax rate and the amount of deferred tax assets to be recorded based on the applicable tax laws and benefits in the respective jurisdictions of Tadiran and its subsidiaries.
•	Whether the misstatement results in a change of earnings trend or other trends
Our profitability varies from year to year due to the mix of our contracts, and the net aggregate differences noted above would not distort sales or earnings trends under these circumstances.
•	Whether the misstatement results in a failure to meet analysts' consensus expectations
Prior to 2009, we did not provide guidance to analysts regarding revenues or earnings trends, including target diluted earnings per share. During 2010, we only provided certain guidance on revenues trends, without specifying revenue targets.
•	Whether the misstatement changes income to a loss or a loss into income
No.
•	Whether the misstatement has impacts on segment information and related trends
No.
•	Whether the misstatement affects compliance with regulatory requirements, loan covenants or other contractual requirements
No.
•	Whether the misstatement has the effect of increasing management's compensation
No.
•	Whether the misstatement conceals an unlawful transaction
No.

After considering both the quantitative and qualitative perspectives described above, we concluded that it was prudent to conclude that the effects of these adjustments were immaterial to 2007, 2008, 2009 and 2010 results.  Accordingly, our 2010 results reflected such adjustments.

Elbit Systems Ltd.   Advanced Technology Center, P.O.B 539, Haifa 31053, Israel
Tel.: 972-4-8316404.    Fax: 972-4-8316944.    Email: j.gaspar@elbitsystems.com    Website: www.elbitsystems.com

Summary

The total change in valuation allowance attributable to the above-mentioned events relating to Elisra and Tadiran amounted to approximately $33 million (as shown in the summary table above), which comprised the majority of the substantive change in our valuation allowance.

In future filings, we will revise Item 5 (Operating and Financial Review and Prospects) in our Form 20-F to incorporate the following information:
(i)	A discussion of the basis on which we determined that it was more likely than not that a deferred tax asset would be realized and the estimated timing of such realization; and
(ii)	Disclosure of the types of uncertainties that might affect the ultimate realization of deferred tax assets and of the amount of future taxable income required to realize the deferred tax assets.

* * *

We acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
Elbit Systems Ltd.

		By:	/s/ Joseph Gaspar
Name: Joseph Gaspar
Title: Executive Vice President & Chief Financial Officer

cc:	David Block Temin, Adv., Elbit Systems Ltd.
Timothy I. Kahler, Esq., Troutman Sanders LLP

Elbit Systems Ltd.   Advanced Technology Center, P.O.B 539, Haifa 31053, Israel
Tel.: 972-4-8316404.    Fax: 972-4-8316944.    Email: j.gaspar@elbitsystems.com    Website: www.elbitsystems.com